UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of PDMR Interests

Long-Term Incentive Plan ("LTIP") - 2016 New-Hire Time-vesting Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.

Restricted Share Award Granted in 2014

Under the terms of the LTIP, time-vested restricted shares can be granted to newly hired employees, with release dates agreed on an individual basis. These awards are not subject to any performance conditions, other than the participant remaining employed in the Pearson group.

The following table sets out the number of shares released to a PDMR on 3 May 2016 under the 2014 LTIP award. The LTIP rules require that sufficient shares are sold to discharge the income tax and social contribution liability on the shares released. The shares set out in the third column below were sold on 3 May 2016 at an average price of £7.91 per share, leaving the after-tax number of shares set out in the final column below, which are being retained.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Shares Retained
Albert Hitchcock	35,433	16,713	18,720 ordinary shares

Interests of the PDMR

As a result of the above transactions, the PDMR is interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of PDMR	Number of Shares	% of Capital
Albert Hitchcock	37,252	0.00453%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 03 May 2016

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary